UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Eastern Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

276317104

(CUSIP Number)

James A. Mitarotonda

Barington Capital Group, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

Eric W. Kaup

Hilco Inc.

5 Revere Drive, Suite 206

Northbrook, IL 60062

(847) 274-8846

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

November 24, 2021

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

(Continued on following pages)

(Page 1 of 14 Pages)

SCHEDULE 13D

CUSIP No. 373730100	Page 2 of 14 Pages

1)	NAME OF REPORTING PERSON
Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒

(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7)	SOLE VOTING POWER
NUMBER OF		627,768
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		627,768
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
627,768

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.00%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 373730100	Page 3 of 14 Pages

1)	NAME OF REPORTING PERSON
Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒

(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7)	SOLE VOTING POWER
NUMBER OF		627,768
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		627,768
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
627,768

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.00%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 373730100	Page 4 of 14 Pages

1)	NAME OF REPORTING PERSON
Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒

(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

	7)	SOLE VOTING POWER
NUMBER OF		627,768
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		627,768
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
627,768

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.00%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 373730100	Page 5 of 14 Pages

1)	NAME OF REPORTING PERSON
LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒

(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7)	SOLE VOTING POWER
NUMBER OF		627,768
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		627,768
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
627,768

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.00%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 373730100	Page 6 of 14 Pages

1)	NAME OF REPORTING PERSON
James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒

(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		645,702
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		645,702
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,702

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.29%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 373730100	Page 7 of 14 Pages

1)	NAME OF REPORTING PERSON
Hilco Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒

(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 373730100	Page 8 of 14 Pages

1)	NAME OF REPORTING PERSON
Jeffery B. Hecktman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒

(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)	TYPE OF REPORTING PERSON
IN

Page 9 of 14 Pages

This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2014, as amended by that certain Amendment No. 1 filed on February 6, 2015, Amendment No. 2 filed on February 23, 2015, Amendment No. 3 filed on March 9, 2015, Amendment No. 4 filed on March 27, 2015, Amendment No. 5 filed on April 13, 2015, Amendment No. 6 filed on August 5, 2015, Amendment No. 7 filed on September 14, 2015 and Amendment No. 8 filed on May 23, 2017 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, no par value (the “Common Stock”), of The Eastern Company, a Connecticut corporation (the “Company” or “Eastern”). The principal executive offices of the Company are located at 112 Bridge Street, Naugatuck, Connecticut 06770.

Item 2.	Identity and Background.

The second paragraph of Item 2(a)-(c) of the Statement is hereby amended and restated as follows:

As of the close of business on November 30, 2021, the Reporting Entities are the beneficial owners of, in the aggregate, 645,702 shares of Common Stock, representing approximately 10.29% of the 6,275,180 shares of Common Stock reported by the Company to be issued and outstanding as of October 2, 2021 in its Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021 (the “Issued and Outstanding Shares”).

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 66,717 shares of Common Stock through open market transactions, pursuant to the Eastern Company’s Directors Fee Program and in one private transaction. The amount of funds expended for purchases of Common Stock was approximately $1,578,352.18 by Barington Companies Equity Partners, L.P. All transactions effected since the filing of the Statement are described in the Schedule attached hereto and incorporated herein by reference. All such purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Statement are hereby amended and restated as follows:

(a)           As of the close of business on November 30, 2021, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 627,768 shares of Common Stock, representing approximately 10.00% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 627,768 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 627,768 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 627,768 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 627,768 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 627,768 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitartonda is also individually the beneficial owner of 17,934 shares of Common Stock granted to him under The Eastern Company’s Directors Fee Program, which, together with the shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., represents approximately 10.29% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 627,768 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 17,934 shares of Common Stock granted to him under The Eastern Company’s Directors Fee Program.

Page 10 of 14 Pages

As of the close of business on November 30, 2021, Hilco Inc. and Jeffery B. Hecktman each beneficially own an aggregate of 0 shares of Common Stock, representing approximately 0.00% of the Issued and Outstanding Shares. As the Chairman and Chief Executive Officer, majority stockholder and sole director of Hilco Inc., Jeffery B. Hecktman may be deemed to beneficially own the 0 shares of Common Stock beneficially owned by Hilco Inc. Mr. Hecktman has sole voting and dispositive power with respect to the 0 shares of Common Stock beneficially owned by Hilco Inc. Mr. Hecktman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each Reporting Entity is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(c)           Information concerning all transactions in shares of Common Stock effected since the filing of the Statement by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc. and Jeffery B. Hecktman is set forth in the Schedule attached hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Statement is hereby amended and supplemented as follows:

On November 24, 2021, Barington Companies Equity Partners, L.P. entered into a letter agreement with Hilco Inc. in connection with the purchase of shares of Common Stock of the Company at a price of $23.22 per share pursuant to a private transaction. A copy of such agreement is attached hereto as Exhibit 99.10. Ultimately, 44,020 shares of Common Stock were purchased from Hilco Inc. at such price on November 24, 2021.

Page 11 of 14 Pages

Item 7.	Material to be Filed as Exhibits.

Items 7 of the Statement is hereby amended and supplemented as follows:

Exhibit	Exhibit Description

99.10	Letter agreement between Barington Companies Equity Partners, L.P. and Hilco Inc. dated November 24, 2021.

Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 30, 2021

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:	Barington Companies Investors, LLC, its general partner

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By:	LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

HILCO INC.

By:	/s/ Eric W. Kaup
Name: Eric W. Kaup
Title: Secretary

/s/ Jeffery B. Hecktman
Jeffery B. Hecktman

Page 13 of 14 Pages

SCHEDULE

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker, other than the purchase of Common Stock on November 24, 2021 by Barington Companies Equity Partners, L.P. from Hilco Inc, which was a private transaction, a sale of Shares by Hilco Inc. to a separate third party which was a private transaction and the Shares acquired by James A. Mitarotonda under The Eastern Company Directors Fee Program:

Shares purchased by Barington Companies Equity Partners, L.P.:

Date	Number of Shares	Price Per Share	Cost (*)
03/03/20	300	$24.7950	$7,438.50
03/04/20	1,900	$24.9758	$47,454.02
03/05/20	100	$24.9000	$2,490.00
05/12/20	1,521	$16.9138	$25,725.89
11/16/20	100	$22.2450	$2,224.50
11/19/20	200	$22.2650	$4,453.00
11/20/20	2,400	$22.2573	$53,417.52
11/24/20	1,524	$22.3280	$34,027.87
11/24/21	44,020	$23.2200	$1,022,144.40

Shares acquired by James A. Mitarotonda under The Eastern Company Directors Fee Program:

Date	Number of Shares	Price Per Share	Cost (**)
15-06-17	247	$30.30	$7,484.10
15-09-17	507	$26.30	$13,334.10
15-12-17	555	$27.95	$15,512.25
15-03-18	532	$29.10	$15,481.20
15-06-18	554	$30.70	$17,007.80
14-09-18	563	$28.40	$15,989.20
14-12-18	689	$23.24	$16,012.36
15-03-19	574	$29.16	$16,737.84
14-06-19	637	$26.30	$16,753.10
13-09-19	644	$26.78	$17,246.32
13-12-19	579	$29.79	$17,248.41
13-03-20	1,262	$25.57	$32,269.34
15-06-20	1,736	$18.29	$31,751.44
15-09-20	1,164	$22.33	$25,992.12
15-12-20	1,008	$25.19	$25,391.52
15-03-21	1,199	$26.49	$31,761.51
15-06-21	951	$33.39	$31,753.89
15-09-21	1,251	$24.98	$31,249.98

Shares sold by Hilco Inc.:

Date	Number of Shares	Price Per Share	Cost (*)
11/24/21	44,020	$23.2200	$1,022,144.40
11/26/21	10,000	$23.2200	$232,200.00

(*) Excludes commissions and other execution-related costs.

(**) Mr. Mitarotonda acquired these shares under The Eastern Company’s Directors Fee Program, which permits directors to elect to be paid their annual board fee in shares of Common Stock of the Company rather than in cash.

Page 14 of 14 Pages

Exhibit 99.10 Letter agreement between Barington Companies Equity Partners, L.P. and Hilco Inc. dated November 24, 2021.